EXHIBIT 99.1

TOP Ships Inc. Announces Acquisition of Controlling Interest in M/T Stenaweco Elegance

ATHENS, Greece, May 30, 2017 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international ship-owning company (the “Company”), announced today that it has entered into an agreement with a related party to purchase for $6.5 million, an additional 41% interest in Eco Seven Inc., a Marshall Islands company that owns M/T Stenaweco Elegance, a 50,188 dwt Medium Range (“MR”) product tanker, which is operating under a three year time charter at a rate of $16,500 per day expiring in March 2020.

Since February 2017, the Company has made the following acquisitions:

  90% ownership interest in M/T Stenaweco Elegance, which includes the investment described above;
  49% ownership interest in M/T ECO Holmby Hills, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co. Ltd. (“Hyundai”) in January 2018;
  49% ownership interest in M/T ECO Palm Springs, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai in April 2018;
  100% ownership interest in M/T ECO Palm Desert, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai in July 2018.

The Company has invested $28.2 million for the acquisitions described above, which was raised through common stock and preferred stock offerings of the Company.

Evangelos Pistiolis, President and CEO of the Company, stated: “In 2014 we focused the Company on a newbuilding program of high specification eco-friendly MR product tankers at Hyundai. Since then we have taken delivery of 7 of these vessels and employed them under 3-5 year fixed rate contracts. With the acquisition of the sister ship M/T Stenaweco Elegance, our operating fleet’s average age was reduced to 1.5 years making it one of the youngest MR Product Tanker fleets in the world and our charter backlog currently stands at about $100 million, providing cashflow visibility reaching into 2021. In July 2018 after the delivery of our last newbuilding vessel the Company will have a 10 vessel operating fleet with an average age of 1.7 years. As a result of this strategy, the Company remains cashflow positive after meeting all of its operating and senior debt obligations. Furthermore on current vessel valuations our fleet is leveraged less than 60%. Our business strategy continues to be focused on further expanding our fleet as we take delivery of our 3 remaining newbuildings next year and employ them under medium term fixed rate contracts.”

Infographics accompanying this announcement are available at:

http://www.globenewswire.com/NewsRoom/AttachmentNg/c775b0c5-bee7-4a96-8d8d-20760a254616

http://www.globenewswire.com/NewsRoom/AttachmentNg/e55b4f69-a0ad-4ba1-acee-09e939719380

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
1, Vassilissis Sofias Str. &
Meg. Alexandrou Str.
151 24, Maroussi, Greece
Tel: +30 210 812 8180
Email: atsirikos@topships.org

Operating and Newbuilding Fleet

TOP Ships Operating and Newbuilding Fleet

 Contracted Revenue

Contracted Revenue (revenue from firm periods of Time Charters, amounts in $millions)